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4-8-02

02030327

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated as of April 8, 2002

IMPERIAL TOBACCO GROUP PLC
(Translation of registrant's name into English)

Upton Road, Bristol BS99 7UJ, England
(Address of principle executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

EXPLANATORY NOTE

Attached are the following items:

1. Press release, dated April 8, 2002, concerning actions taken at the Extraordinary General Meeting of Imperial Tobacco Group PLC.

FOR IMMEDIATE RELEASE 8 April 2002

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO CANADA, AUSTRALIA, JAPAN, THE REPUBLIC OF IRELAND OR THE REPUBLIC OF SOUTH AFRICA

IMPERIAL TOBACCO GROUP PLC

The Board of Imperial Tobacco Group PLC announces that at the Extraordinary General Meeting of the Company held earlier today the Resolution: (a) to approve the acquisition of Reemtsma Cigarettenfabriken GmbH; (b) to authorise the Directors to allot relevant securities in connection with the capital increase and otherwise; and (c) to disapply section 89(1) of the Companies Act 1985 in connection with the capital increase and otherwise (each as set out in the Notice of Extraordinary General Meeting dated 7 March 2002) was duly passed.

It is expected that admission of the new Ordinary Shares associated with the capital increase to the Official List of the UK Listing Authority, nil paid, will become effective and that dealings on the London Stock Exchange in such shares, nil paid, will commence at 8.00am on 9 April 2002.

The latest time and date for acceptance and payment in full for new Ordinary Shares pursuant to the capital increase is 10.30am on 29 April 2002.

Enquiries:

Imperial Tobacco	Gareth Davis, Chief Executive Bob Dyrbus, Finance Director Alison Cooper, Group Financial Controller	+44 (0)117 963 6636

Words and expressions defined in the prospectus to Shareholders dated 7 March 2002 have the same meaning when used in this announcement, unless the context requires otherwise.

The securities in respect of the capital increase have not been and will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press announcement does not constitute an offer or invitation to subscribe for or purchase any securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. However, Imperial Tobacco does not intend to make a public offering of securities in the United States.

This press announcement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Copies of this announcement are not being, and must not be, mailed, or otherwise forwarded, distributed or sent in, into or from the United States, Canada, Australia, Japan, the Republic of Ireland or the Republic of South Africa or to publications with a general circulation in those jurisdictions, and persons receiving this announcement (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in, into or from the United States, Canada, Australia, Japan, the Republic of Ireland or the Republic of South Africa or to publications with a general circulation in those jurisdictions.

The new Ordinary Shares and the Provisional Allotment Letters will not qualify for distribution under any of the relevant securities laws of Canada, Japan, the Republic of Ireland or the Republic of South Africa and nor has any prospectus in relation to the new Ordinary Shares been lodged with or registered by the Australian Securities Commission. Accordingly, subject to certain exceptions, the new Ordinary Shares may not be offered, sold, resold, delivered or transferred, directly or indirectly, in or into Canada, Australia, Japan, the Republic of Ireland or the Republic of South Africa, and Provisional Allotment Letters will not be posted to any person in Canada, Japan, Australia, the Republic of Ireland or the Republic of South Africa.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC
(Registrant)

Date April 8, 2002

By ______________________
Trevor M Williams
Assistant Company Secretary

LO1: 234486/01/76562/01.DOC/53877.0007